Swiss Re Capital Markets Corporation
Statement of Financial Condition

December 31, 2023

This report contains the following



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Swiss Re Capital Markets Corporation:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Swiss Re Capital Markets Corporation (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2021.

New York, New York
February 23, 2024

Swiss Re Capital Markets Corporation
Statement of Financial Condition
December 31, 2023

Assets

Cash and cash equivalents	$	86,445,708
Receivable from affiliates		965,645
Total assets	$	87,411,353

Liabilities

Payable to affiliates	$	1,735,339
Income taxes payable		1,333,407
Payable to third party		352,035
Total liabilities	$	3,420,781

Stockholder's equity

Common stock - $0.01 par value - 1,000 shares authorized; 130 shares issued and outstanding	$	1
Additional paid in capital		74,967,961
Retained earnings		9,022,610
Total stockholder's equity	$	83,990,572
Total liabilities and stockholder's equity	$	87,411,353

Swiss Re Capital Markets Corporation
Notes to Statement of Financial Condition
December 31, 2023

1.   Nature of Operations and Organization of the Company

Swiss Re Capital Markets Corporation (the "Company") was incorporated in Delaware on October 17, 1995 and is wholly owned by Swiss Re Reinsurance Holding Company Ltd ("SRRH").   SRAH is ultimately owned by Swiss Re Ltd (the "Parent" or collectively with its subsidiaries "Swiss Re Group"). The Company was established to conduct securities and investment business. During the year, the Company acted as lead and co-underwriter, conducted secondary market brokerage activities on Insurance Linked Securities transactions, and traded securities that are sensitive to insurance risks ("CAT securities") for its own account. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

2.   Summary of Significant Accounting Policies

Basis of presentation
The financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents
The Company considers all highly liquid, unencumbered investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2023, cash and cash equivalents of $86.5 million consist primarily of money market funds carried at cost.

Income taxes
For the year ended December 31, 2023, the Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax returns with SRAH. The Company rejoined the consolidated group on January 1, 2023, after filing a separate federal income tax return since December 27, 2017.

The tax allocation agreement provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated, are carried back or forward in any manner permitted under the applicable law.

Income tax expense or benefit is based on income or losses reported in the financial statements. Deferred tax assets or liabilities reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not. The deferred tax balance at December 31, 2023 is nil.

3.   Commitments and Guarantees

Swiss Reinsurance Company, Ltd. ("SRZ"), an intermediary parent, has issued an unconditional guarantee in perpetuity covering all agreements entered into by the Company.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that are not yet known. However, based on experience and its risk assessment, the Company expects the risk of loss to be remote. Any losses that may occur would be covered by the unconditional guarantee issued by SRZ.

4.   Fair value disclosures

The fair value of a financial instrument is the amount that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to closing prices, and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

In accordance with ASC No. 820, "Fair Value Measurements and Disclosures", a fair value hierarchy was established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC No. 820 are described below:

Basis of Fair Value Measurement

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk.

The table below presents the carrying value of the Company's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

	Quoted Prices in active markets for identical assets and liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets :				
Cash equivalents	$ 86,445,708	$ -	$ -	$ 86,445,708
Receivable from affiliates	-	965,645	-	965,645
Total	$ 86,445,708	$ 965,645	$ -	$ 87,411,353
Liabilities :				
Payable to affiliates	-	1,735,339	-	1,735,339
Income tax payable	-	1,333,407	-	1,333,407
Payable to third party	-	352,035	-	352,035
Total	$ -	$ 3,420,781	$ -	$ 3,420,781

5. **Related Party Transactions**

The Company has extensive transactions and relationships with affiliated companies. Because of these relationships, terms of these transactions may not be the same as those that would result in transactions with unrelated parties.

The Company has an agreement with SRAH, whereby certain services are performed on behalf of the Company. The Company incurs various expenses that are paid by SRAH, including legal and government relation services, office administration, auditing services, occupancy costs, compensation and benefits attributable to SRAH employees and other direct and allocated costs. At December 31, 2023, there was $1.7 million payable outstanding under this agreement.

The Company has an agreement with Swiss Re Life and Health America Holding Company ("SRLHAHC"), an affiliate, to provide advisory services, including, but not limited to, accounting, actuarial, tax and legal services. At December 31, 2023 there was a receivable of $72 thousand from SRLHAHC reported in receivable from affiliates in the Statement of Financial Condition.

The Company has available $1 billion in an uncommitted, unsecured short-term investment facility with SRAH. The facility bears interest based on LIBOR. Borrowings under the facility are not available in the computation of net capital pursuant to SEC Rule 15c3-1. As of December 31, 2023, the Company had no outstanding borrowings under this facility. At December 31, 2023, there was no accrued interest reported as Short-Term Loan Interest in the Statement of Financial Condition.

The Company acts as introducing agent or underwriter on certain Catastrophe ("CAT") securities transactions for SRZ. At December 31, 2023, there was $781 thousand in receivable outstanding related to this activity.

The Company has an agreement with SRCML in which SRCML provides structuring services, sales and marketing support, as well as securities placement services for ILS offerings to European investors. At December 31, 2023, there were no amounts payable outstanding related to this activity.

The Company has an agreement with SRCML in which SRCMC provides structuring services, sales and marketing support, as well as securities placement services for ILS offerings to US investors. At December 31, 2023, there were no amounts in receivable outstanding related to this activity.

The Company has an agreement with SRCME in which SRCME provides sales and marketing support, as well as securities placement services for CAT securities offerings to European investors. At December 31, 2023, there were no amounts payable outstanding related to this activity.

6. **Income Taxes**

At December 31, 2023, the total amount of unrecognized tax benefits, including interest and penalties was $0. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next twelve months. The consolidated income tax returns of SRAH and its subsidiaries are under audit by the Internal Revenue Service for tax year 2017. As SRCMC left the consolidated group in 2017, and rejoined in 2023, it is only under audit for the short period in which it was a member of the group during that year.

7. **Risk Factors**

Concentration of credit risk
As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company acts as introducing agent and co-agent for a variety of transactions in secondary markets.

In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations are unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

8.   **Regulatory Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2023, the Company's net capital of $81,296,006 exceeded required net capital of $250,000 by $81,046,006. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

The Company does not claim an exemption from the provisions of Rule 15c3-3 pursuant to the Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

9.   **Subsequent Events**

The Company has evaluated whether any additional events or transactions have occurred after December 31, 2023 that would require recognition or disclosure in these financial statements through February 23, 2024, which is the issuance date of these financial statements, and determined that no such events or transactions have occurred.